CANTOR GROUP, INC.

412 N Main St. #100

Buffalo, WY 82834

Tel: (307) 529-0940

August 30, 2018

VIA E-MAIL AND EDGAR SUBMISSION

Ms. Mara L. Ranson

Assistant Director

Office of Consumer Products

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:Cantor Group, Inc.

Withdrawal of Registration Statement on Form S-1, File No. 333-217284

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Cantor Group, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1, File No. 333-217254 (as amended, together with all exhibits thereto, the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was filed by the Company on April 13, 2017.

The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to this matter, please contact the Company’s counsel, John T. Root, Jr. at (501) 592-8567.

Sincerely,

Cantor Group, Inc.

/s/ Iwan Kartadinata

Iwan Kartadinata

Chief Executive Officer

cc:John T. Root, Jr.